Exhibit 99.1
Ctrip Reports Third Quarter 2009 Financial Results
Shanghai, China, November 11, 2009 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended September 30, 2009.
Highlights for the Third Quarter of 2009
•
Net revenues were RMB545 million (US$80 million) for the third quarter of 2009, up 47% year-on-year. Excluding net revenues attributable to ezTravel, Ctrip’s net revenues were RMB518 million (US$76 million) for the third quarter of 2009, up 40% year-on-year.

•	Gross margin was 77% for the third quarter of 2009, remaining consistent with that in the same period in 2008.

•
Income from operations was RMB199 million (US$29 million) for the third quarter of 2009, up 87% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB226 million (US$33 million), up 64% year-on-year.

•
Operating margin was 37% in the third quarter of 2009, compared to 29% in the third quarter of 2008. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, compared to 37% with the same period in 2008.

•
Net income attributable to Ctrip’s shareholders was RMB189 million (US$28 million) in the third quarter of 2009, up 80% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB215 million (US$32 million), up 59% year-on-year.

•	Diluted earnings per ADS were RMB2.65 (US$0.39). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB3.03 (US$0.44).

•	Share-based compensation charges were RMB27 million (US$4 million), accounting for 5% of the net revenues, or RMB0.38 (US$0.06) per ADS, for the third quarter of 2009.
“We are pleased that our team delivered solid results in the third quarter of 2009.” said Min Fan, Chief Executive Officer of Ctrip, “As we celebrate Ctrip’s 10th anniversary of establishment, we want to take this opportunity to thank our customers, our partners and our employees for their supports through the years. In order to extend our leadership in the future, we will continuously focus on strengthening our core competitiveness in customer service, technology innovation, and sales and marketing. We believe we are well prepared for the new era to come.”
Third Quarter 2009 Financial Results
For the third quarter of 2009, Ctrip reported total revenues of RMB583 million (US$85 million), representing a 47% increase from the same period in 2008 and a 15% increase from the previous quarter.

Hotel reservation revenues amounted to RMB262 million (US$38 million) for the third quarter of 2009, representing a 41% increase year-on-year, and a 16% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues were RMB257 million (US$38 million), representing a 38% increase year-on-year, primarily driven by a 47% increase in hotel reservation volume, which was partially offset by a decrease in commission per room. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues increased by 15% quarter-on-quarter, primarily driven by an increase in hotel room reservation volume.
Air-ticketing revenues for the third quarter of 2009 were RMB241 million (US$35 million), representing a 45% increase year-on-year, and an 8% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s air-ticketing revenues were RMB234 million (US$34 million) for the third quarter of 2009, representing a 40% increase year-on-year, and 9% quarter-on-quarter, primarily driven by an increase in air-ticketing sales volume.
Packaged-tour revenues for the third quarter of 2009 were RMB55 million (US$8 million), representing a 93% increase year-on-year, and a 53% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s packaged-tour revenues for the third quarter of 2009 increased by 53% year-on-year, and 61% quarter-on-quarter, due to the increase in the leisure travel volume.
For the third quarter of 2009, net revenues were RMB545 million (US$80 million), a 47% increase from the same period in 2008 and a 15% increase from the previous quarter. Excluding net revenues attributable to ezTravel, net revenues were RMB518 million (US$76 million), a 40% increase from the same period in 2008 and a 14% increase from the previous quarter.
Gross margin was 77% in the third quarter of 2009, remaining consistent with that in the same period in 2008 and in the previous quarter.
Product development expenses for the third quarter of 2009 increased by 32% to RMB81 million (US$12 million) from the same period in 2008, and by 6% from the previous quarter, primarily due to the increase in the number of product development personnel. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, remaining consistent with that in the same period of last year and in the previous quarter.
Sales and marketing expenses for the third quarter of 2009 increased by 32% to RMB94 million (US$14 million) from the same period in 2008 and by 13% from the previous quarter primarily due to the increase in sales and marketing activities and the number of personnel. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 17% of the net revenues, compared to 18% in the same period last year and remained consistent with that in the previous quarter.
General and administrative expenses for the third quarter of 2009 increased by 5% to RMB47 million (US$7 million) from the same period in 2008 and 4% from the previous quarter primarily due to the increase in the number of personnel. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, compared to 7% in the same period last year and remained consistent with that in the previous quarter.

Income from operations for the third quarter of 2009 was RMB199 million (US$29 million), representing an 87% increase from the same period in 2008 and a 22% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB226 million (US$33 million), representing a 64% increase from the third quarter in 2008 and a 19% increase from the previous quarter.
Operating margin was 37% in the third quarter of 2009, compared to 29% in the third quarter of 2008 and 34% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 41% in the third quarter of 2009, compared to 37% in the third quarter of 2008, and 40% in the previous quarter.
Net income attributable to Ctrip’s shareholders for the third quarter of 2009 was RMB189 million (US$28 million), representing an 80% increase from the same period in 2008, and a 19% increase from the previous quarter. Net income attributable to Ctrip’s shareholders for the current quarter includes equity income of RMB12 million (US$2 million) from our investment in Home Inns. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB215 million (US$32 million), representing a 59% increase from the same period in 2008, and a 16% increase from the previous quarter.
The effective tax rate for the third quarter of 2009 decreased to 13% from the same period of 2008 and the previous quarter primarily due to the preferential tax treatment to certain of Ctrip’s PRC subsidiaries.
Diluted earnings per ADS were RMB2.65 (US$0.39) for the third quarter of 2009. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB3.03 (US$0.44).
As of September 30, 2009, the balance of cash and short-term investment was RMB1.4 billion (US$207 million).
Business Outlook
For the fourth quarter of 2009, Ctrip expects a year-on-year net revenue growth rate of approximately 25-30%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 8:00PM US Eastern Time on November 11, 2009 (or 9:00AM on November 12, 2009 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8034, International dial-in number +1.617.213.4847, Passcode 99296235. For pre-registration, please click
https://www.theconferencingservice.com/prereg/key.process?key=PNYGYFRGX

A telephone replay of the call will be available after the conclusion of the conference call through November 19, 2009. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 41222577.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a reoccurrence of slow-down of economic growth in China and the worldwide recession, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, risks associated with any strategic investments or acquisitions, risks related to health epidemics, such as outbreaks of H1N1 flu (swine flu), SARs or avian flu, that may materially disrupt the travel industry, risks and uncertainties associated with PRC laws and regulations governing internet content providers and affecting Ctrip’s business in China, Ctrip’s failure to prevent others from using its intellectual property, Ctrip’s failure to successfully manage current growth and potential future growth, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of November 11, 2009, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment” for 2009 and 2008. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.
The non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information:
Lin Zhang
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12920
Email: z_lin@ctrip.com
June Zhu
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: jun_zhu@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2008	September 30, 2009	September 30, 2009
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash	1,069,827,364	1,191,983,450	174,618,888
Restricted cash	6,600,000	51,638,252	7,564,714
Short-term investment	176,585,908	167,123,775	24,482,695
Accounts receivable, net	274,302,454	419,659,326	61,477,737
Prepayments and other current assets	95,150,506	169,721,056	24,863,182
Deferred tax assets	8,840,772	12,313,554	1,803,867

Total current assets	1,631,307,004	2,012,439,413	294,811,083

Long-term deposits	145,500,002	142,600,299	20,890,143
Land use rights	111,510,231	109,569,071	16,051,254
Property, equipment and software	346,117,083	473,135,623	69,311,714
Investment	237,943,497	643,505,531	94,269,950
Goodwill	63,689,736	322,936,838	47,308,435
Other long-term assets	24,498,763	68,481,339	10,032,132

Total assets	2,560,566,316	3,772,668,114	552,674,711

LIABILITIES
Current liabilities:
Accounts payable	138,657,593	198,784,840	29,120,864
Salary and welfare payable	65,590,151	115,923,855	16,982,194
Taxes payable	54,745,686	86,672,317	12,697,008
Advances from customers	187,576,416	261,977,257	38,378,198
Accrued liability for customer reward program	58,046,062	81,804,478	11,983,897
Deferred tax liabilities	—	17,299,500	2,534,280
Other payables and accruals	121,421,617	188,353,794	27,592,774

Total current liabilities	626,037,525	950,816,041	139,289,215

Other long-term payables	812,500	—	—

Total liabilities	626,850,025	950,816,041	139,289,215

SHAREHOLDERS’ EQUITY
Share capital	2,761,259	2,791,606	408,955
Additional paid-in capital	967,687,772	1,140,878,292	167,132,268
Statutory reserves	75,948,298	60,579,898	8,874,615
Accumulated other comprehensive loss	(175,929,389)	(77,755,001)	(11,390,671)
Retained Earnings	1,060,620,258	1,529,388,067	224,046,771

Total Ctrip’s shareholders’ equity	1,931,088,198	2,655,882,862	389,071,938

Noncontrolling interests *	2,628,093	165,969,211	24,313,558

Total shareholders’ equity	1,933,716,291	2,821,852,073	413,385,496

Total liabilities and shareholders’ equity	2,560,566,316	3,772,668,114	552,674,711

*	It reflects implementation of SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009	September 30, 2009
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	186,005,621	226,835,080	262,280,259	38,422,586
Air-ticketing	166,420,800	222,283,380	241,144,278	35,326,284
Packaged tour	28,371,045	35,874,457	54,733,097	8,018,092
Others	16,248,986	22,665,693	25,242,271	3,697,851

Total revenues	397,046,452	507,658,610	583,399,905	85,464,813

Less: business tax and related surcharges	(26,909,297)	(31,371,685)	(37,970,770)	(5,562,505)

Net revenues	370,137,155	476,286,925	545,429,135	79,902,308

Cost of revenues	(86,404,046)	(108,061,461)	(124,352,706)	(18,216,974)

Gross profit	283,733,109	368,225,464	421,076,429	61,685,334

Operating expenses:
Product development *	(61,254,023)	(76,285,782)	(80,758,571)	(11,830,678)
Sales and marketing *	(71,028,049)	(82,817,192)	(93,931,484)	(13,760,435)
General and administrative *	(44,819,506)	(45,444,456)	(47,188,825)	(6,912,898)

Total operating expenses	(177,101,578)	(204,547,430)	(221,878,880)	(32,504,011)

Income from operations	106,631,531	163,678,034	199,197,549	29,181,323

Interest income	8,012,955	5,000,977	4,340,502	635,859
Other income	11,442,154	18,276,381	2,625,101	384,563

Income before income tax expense and equity income	126,086,640	186,955,392	206,163,152	30,201,745

Income tax expense	(21,604,489)	(33,393,036)	(26,809,547)	(3,927,448)
Equity income in affiliates	—	6,581,137	11,573,606	1,695,468

Net income	104,482,151	160,143,493	190,927,211	27,969,765

Less: Net income attributable to noncontrolling interests**	13,291	(1,284,685)	(2,410,490)	(353,123)

Net income attributable to Ctrip’s shareholders	104,495,442	158,858,808	188,516,721	27,616,642

Earnings per ordinary share
— Basic	3.13	4.73	5.59	0.82
— Diluted	3.03	4.54	5.30	0.78

Earnings per ADS
— Basic	1.56	2.37	2.80	0.41
— Diluted	1.52	2.27	2.65	0.39

Weighted average ordinary shares outstanding
— Basic	33,400,258	33,574,513	33,703,516	33,703,516
— Diluted	34,447,448	34,973,103	35,602,373	35,602,373

* Share-based compensation charges included are as follows:
Product development	8,131,437	7,279,340	7,021,263	1,028,576
Sales and marketing	4,496,630	4,040,372	3,902,164	571,645
General and administrative	18,657,104	15,661,986	16,043,286	2,350,251

**	It reflects implementation of SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended September 30, 2009
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(80,758,571)	15%	7,021,263	1%	(73,737,308)	14%
Sales and marketing	(93,931,484)	17%	3,902,164	1%	(90,029,320)	17%
General and administrative	(47,188,825)	9%	16,043,286	3%	(31,145,539)	6%

Total operating expenses	(221,878,880)	41%	26,966,713	5%	(194,912,167)	36%

Income from operations	199,197,549	37%	26,966,713	5%	226,164,262	41%

Net income attributable to Ctrip’s shareholders	188,516,721	35%	26,966,713	5%	215,483,434	40%

Diluted earnings per ordinary share (RMB)	5.30		0.76		6.05

Diluted earnings per ADS (RMB)	2.65		0.38		3.03

Diluted earnings per ADS (USD)	0.39		0.06		0.44

	Quarter Ended June 30, 2009
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(76,285,782)	16%	7,279,340	2%	(69,006,442)	14%
Sales and marketing	(82,817,192)	17%	4,040,372	1%	(78,776,820)	17%
General and administrative	(45,444,456)	10%	15,661,986	3%	(29,782,470)	6%

Total operating expenses	(204,547,430)	43%	26,981,698	6%	(177,565,732)	37%

Income from operations	163,678,034	34%	26,981,698	6%	190,659,732	40%

Net income attributable to Ctrip’s shareholders	158,858,808	33%	26,981,698	6%	185,840,506	39%

Diluted earnings per ordinary share (RMB)	4.54		0.77		5.31

Diluted earnings per ADS (RMB)	2.27		0.39		2.66

Diluted earnings per ADS (USD)	0.33		0.06		0.39

	Quarter Ended September 30, 2008
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(61,254,023)	17%	8,131,437	2%	(53,122,586)	14%
Sales and marketing	(71,028,049)	19%	4,496,630	1%	(66,531,419)	18%
General and administrative	(44,819,506)	12%	18,657,104	5%	(26,162,402)	7%

Total operating expenses	(177,101,578)	48%	31,285,171	8%	(145,816,407)	39%

Income from operations	106,631,531	29%	31,285,171	8%	137,916,702	37%

Net income attributable to Ctrip’s shareholders	104,495,442	28%	31,285,171	8%	135,780,613	37%

Diluted earnings per ordinary share (RMB)	3.03		0.91		3.94

Diluted earnings per ADS (RMB)	1.52		0.45		1.97

Diluted earnings per ADS (USD)	0.22		0.07		0.29
Notes for all the financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8262 on September 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.